UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SANCHEZ MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing
Limited Partner Interests
(Title of Class of Securities)

79971C201
(CUSIP Number)

Gerald F. Willinger
c/o Sanchez Midstream Partners LP
1360 Post Oak Blvd, Suite 2400
Houston, Texas 77056
(713) 783-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79971C201

1	NAMES OF REPORTING PERSONS Gerald F. Willinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,092,512
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,092,512
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common units (the “Common Units”) representing limited partner interests in Sanchez Midstream Partners LP, a Delaware limited partnership (the “Issuer”) that the Reporting Person is deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, Texas 77056. This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2019 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is being filed by Gerald F. Willinger (the “Reporting Person”).

(b)	The business address of the Reporting Person is:

c/o Sanchez Midstream Partners LP
1360 Post Oak Blvd, Suite 2400
Houston, Texas 77056

(c)	The present principal occupation of the Reporting Person is Chief Executive Office of Sanchez Midstream Partners GP LLC, a Delaware limited liability company (the “General Partner”). The Reporting Person is also a member of the board of directors of the General Partner (the “Board”). The General Partner’s principal executive office is 1360 Post Oak Blvd, Suite 2400, Houston, Texas 77056. The General Partner is the sole general partner of the Issuer and the Issuer is a publicly-traded limited partnership focused on the acquisition, development, ownership and operation of midstream and other energy related assets in North America.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

A material change in the present capitalization of the Issuer occurred on February 1, 2021. Prior to such material change, on November 16, 2020, the Issuer entered into a letter agreement (the “Stonepeak Letter Agreement”) with Stonepeak Catarina Holdings, LLC (“Stonepeak”), wherein the parties agreed, among other things, that the distribution on the Class C Preferred Units representing limited partner interests in the Issuer (the “Class C Preferred Units”) for the three months ended September 30, 2020 would be paid through the issuance of 22,274,869 Common Units (the “Q320 Stonepeak Units”) to Stonepeak. On February 1, 2021, the Issuer issued the Q320 Stonepeak Units to Stonepeak. In addition, the Stonepeak Letter Agreement also provides that Stonepeak will be able to elect to receive distributions on the Class C Preferred Units in Common Units for any quarter following the third quarter of 2020 by providing written notice to the Issuer no later than the last day of the calendar month following the end of such quarter. Pursuant to the Stonepeak Letter Agreement, on January 28, 2021, Stonepeak provided its notice of election to receive the distribution on the Class C Preferred Units for the three months ended December 31, 2020, in the form of 12,445,491 Common Units potentially within 60 days of satisfaction of certain issuance conditions set forth in the Stonepeak Letter Agreement.

As a result of the issuance of the Q320 Stonepeak Units, the Reporting Person beneficially owns less than five percent of the outstanding Common Units of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended by adding the following:

(a)       As of the date hereof, the Reporting Person may be deemed the beneficial owner of 1,092,512 Common Units, which amount represents approximately 2.0% of the outstanding Common Units.

The foregoing beneficial ownership percentages are based on the approximately 54,674,240 Common Units outstanding as reported by the Issuer.

(b)       The Reporting Person is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or to direct the disposition of, 1,092,512 Common Units.

(c)       The response to Item 4 of this Amendment No. 1 is incorporated by reference herein. Except as set forth in this Schedule 13D, there were no transactions in Common Units by the Reporting Person since the most recent filing of Schedule 13D by the Reporting Person.

Item 5 of the Schedule 13D is hereby amended by adding the following new Item 5(e):

(e)       The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Units as of February 1, 2021. Accordingly, this Schedule 13D constitutes an exit filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald F. Willinger
Name:	Gerald F. Willinger

February 5, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).